

SWINGMAN

Highlights

Swingman is a two-year-old Tonalist colt. Tonalist is a four-time Grade 1 winner and leading son of Champion sire Tapit. The G1 Belmont winner ran triple digit Beyers in 11 graded stakes starts, including the Cigar Mile (G1) and in repeat wins in the Jockey Club Gold Cup (G1). Tonalist's yearling colts average $60,375 at auction in 2019.

By **TONALIST** (2011), black type winner of 7 races, $3,647,000, Belmont S. [G1], Jockey Club Gold Cup S. [G1] twice, Cigar Mile H. [G1], Peter Pan S. [G2], Westchester S. [G3], 2nd Metropolitan H. [G1], Jim Dandy S. [G2], Suburban H. [G2], 3rd Travers S. [G1], Whitney S. [G1]. Son of Tapit [G1], leading sire 3 times. His first foals are 2-year-olds of 2019.

1st dam

ETERNAL GRACE (f. by Gilded Time). Winner at 2 and 3, $71,200, 2nd Sorority S. [L] (MTH, $20,000). Dam of 4 foals, all winners-- BYE BYE BERNIE (g. by Bernstein). 4 wins, $213,503 in N.A./U.S., 2nd 96ROCK S. (TP, $9,500), 3rd Kentucky Downs Turf Dash S. [L] (KD, $29,500); winner at 5, $210,250 in Canada, Nearctic S. [G2] (WO, $180,000), 3rd Connaught Cup S. [G2] (WO, $22,000). Total: $376,149. Joe Franklin (c. by Bernstein). 6 wins, 2 to 5, 2017, $229,952, 2nd Fred Cappy Capossela S. (AQU, $20,000), 3rd Jersey Shore S. [G3] (MTH, $10,000). Little Dipper (f. by Eskendereya). Winner at 2, 2017, $39,600, 2nd Sorority S. (MTH, $12,000), 3rd Colleen S. (MTH, $6,000). Smoldering Beauty. 3 wins, $108,020. Dam of Sitting Bull (c. by Artie Schiller) at 2, 2017, $26,438, 3rd Sunday Silence S., LAD, $6,600.

SWINGMAN 2018 Bay Colt	Tonalist	Tapit	Pulpit
			Tap Your Heels
		Settling Mist	Pleasant Colony
			Toll Fee
	Eternal Grace	Gilded Time	Timeless Moment
			Gilded Lilly
		One Fit Lady	Fit to Fight
			Elgin Lady